This Form CB contains 47 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd. : June 10, 2005
Miyota Co., Ltd. : June 13, 2005
Cimeo Precision Co., Ltd. : June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English Translation of the Notice of the Convocation of the Shareholders' Meeting of Citizen Electronics Co., Ltd., dated June 10, 2005.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

4

PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara

Name: Makoto Umehara
Title: President & CEO
Date: June 13, 2005

6

Attachment A

Note to U.S. Residents

This convocation notice of shareholders' meeting is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

The proposed stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law that are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This material contains forward-looking statements that involve risks and uncertainties. These statements include statements concerning projections, outlooks, objectives and plans of Citizen Electronics Co., Ltd. Certain statements contained in this material are not purely historical, including statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. Actual results could differ materially from those forward-looking statements contained in this material as a result of a number of risk factors and uncertainties. You should carefully consider these risks. Additional information can be obtained through the Annual Reports and Proxy Statements of Citizen Electronics Co., Ltd.

The information and opinions contained in this material have been obtained from sources believed to be reliable, but no representations or warranties, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted for errors or omissions or for any losses arising from the use of this material.

8

[TRANSLATION]

10 June 2005

To Shareholders

Takashi Masuzawa, President & CEO
Citizen Electronics Co., Ltd.
1-23-1, Kamikurechi, Fujiyoshidashi
Yamanashi

Notice of 52nd Annual Meeting of Shareholders

Dear Sir or Madam,

We would like to invite you to the 52nd Annual Meeting of Shareholders of Citizen Electronics Co., Ltd. to be held as below.

Should you be unable to attend the Meeting, you may vote in writing, and we would be grateful if you could complete the enclosed voting form, attach your seal impression thereon, and return it to the Company at the address below after you have read the attached documents .

Yours faithfully

Details:

1. Date and time: Tuesday, 28 June 2005, 10:00 a.m.

2. Place: Citizen Electronics Co., Ltd. Conference Room at Head Office
1-23-1, Kamikurechi
Fujiyoshidashi
Yamanashi
Japan

3. Agenda:

Reports:

1. Operating report, balance sheet and statement of income for the 52nd term (year from 1 April 2004 through 31 March 2005)
2. Consolidated balance sheet and consolidated statement of income, and report of independent certified public accountants and corporate auditors' report on consolidated financial statements for the 52nd term (year from 1 April 2004 through 31 March 2005)

Proposals:

1. Approval for proposed appropriation of retained earnings for the 52nd term
2. Partial amendment of the Articles of Incorporation (the details are on page [25] of the following Reference Documents for Exercise of Voting Rights)
3. Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd. (the details are on from page [25] to [35] of the following Reference Documents for Exercise of Voting Rights)
4. Election of 9 Directors

(When you attend the Meeting, please hand in your voting form at the reception desk.)

Exhibit

ANNUAL BUSINESS REPORT

(For the fiscal year from April 1, 2004 to March 31, 2005)

I. SUMMARY OF BUSINESS OPERATIONS

1. The Progress and Results of Business Operations of Citizen Electronic Group of Companies

(1) Overview

The Japanese economy for the first half of the captioned consolidated fiscal year, maintained a steady growth supported by the active growth of the overseas economies. Such steady growth gradually decelerated, however, both in domestic and overseas economy due to apprehension of further price increase of crude oil, etc.

In the cellular phone industry on which the Group of Companies heavily depends, the growth in the number of units in the global market continued but the competition among the manufacturers of cellular phones further intensified which induced decrease in the number of component parts of the products and internal production of such component parts by themselves. In addition, the competition among the suppliers of component parts has also further intensified with heavy downward pressure on the prices of the component parts. In the domestic market the demand for cellular phones continued to be stagnant this year as a reaction to the sharp increase in demand for new products last year. Also in overseas markets the situations were severe with the pressure of excessive inventories of the products felt over the entire year without any improvement until the adjustment period after the Christmas season, and under such circumstances, it is difficult to make any future predictions.

Under such business environment, Citizen Electronic Group of Companies continued to endeavor to promote the sales strategies of adjusting more promptly to the needs of the market and the customers and to further improve the productivity of the Group through cost-reduction of the component parts and raw materials and increased internal production of the products. The Company also intensified its effort to develop new products to meet the needs of the market and propose new use of the products to the customers for their convenience as well as its effort to create new markets for or replace the products of the other manufacturers by the products of the Company.

Under these circumstances, the consolidated business results of Citizen Electronic Group of Companies failed to achieve the sales targets for products such as back-light units and chip LED lamps and the consolidated net sales for the captioned consolidated fiscal year was ¥90,504 million (decreased by 15.2% from the previous term), the consolidated recurring income was ¥16,336 million (decreased by 3.7% from the previous term) and the consolidated net income was ¥9,855 million.

The summary of business performance by each line of business is as follows:

1) The Business of Electronic Devices

The main products of the business of electronic devices are chip LED lamps. Initially, it was anticipated that the demand for LED lamps, etc. for use in cellular phones as auxiliary source of light (flash light) would greatly increase in the global market not only because of increase in the number of production but also enhancement and diversification of the functions of cellular phones attached with color displays and cameras. As a result of intensified competition, however, the number of component parts has decreased and the sales prices of the products further declined. The sales of LED lamps, etc. for use in cellular phones as auxiliary source of light, the main product of the Company, decreased by a large amount from the previous term, even though sales of sensors such as IrDA and micro switches could be maintained on the same level as the previous term. The overall profitability of this line of business improved, however, because of higher added values of the product mix, reduction in costs and improved productivity. As a result of this, the consolidated sales were ¥53,921 million (decreased by 12.5% from the previous term) and the consolidated operating income was ¥12,238 million (decreased by 2.6% from the previous term).

2) The Business of Applied and Acoustic Products

The main products of the business of applied and acoustic products are back light units for use in cellular phone with color displays. Initially, it was anticipated that the sales of the back light units of the Company would increase as the color displays of cellular phones increased in the global market, but the manufacturers of liquid crystal displays, the customers of the Company, started to internally manufacture the back light units and new participants entered the market and the market soured because of intensified competition. The sales of acoustic products of the Company increased over the previous term because of adoption of new products multifunction sound generators which combined speakers with vibrators or speakers with the receivers. The Company has also endeavored in reduction of costs by further raising the rate of internal production in manufacture of back light units. As a result of the above, the total consolidated sales of the business of applied and acoustic products were ¥29,782 million (decreased by 19.7% from the previous term) and the consolidated operating income was ¥3,304 million (decreased by 29.5% from the previous term).

3) The Business of Watch and Special Machinery and Other Products

The business of watch and special machinery and other products consists of manufacture and sales of component parts of wristwatches, electronic thermometers, electronic blood-pressure meters, precision moulds and plastic component parts, etc. The manufacture of component parts of wristwatches which are the main products was partially moved to another company of the Group as a part of restructure of the business of wristwatches of Citizen Watch Co., Ltd. and thus both sales and income for the term were less than the those of the previous term. The sales of electronic thermometers and electronic blood-pressure meters also declined from the previous year when there were special demands created by SARS. The sales of precision moulds and plastic component parts were favorable. Successful reduction in manufacturing costs and other expenses contributed to achieving an income more than the previous term. As a result of the above, the consolidated sales of this line of business were ¥6,800 million (decreased by 15.4% from the previous term) and consolidated operating income was ¥504 million (increased by 17.4% from the previous term).

<Sales by Each Line of Business >

Line of business	Sales (in million yen)	% of total	Change against previous term (%)
Electronic devices	53,921	59.6	(-12.5)
Applied/acoustic products	29,782	32.9	(-19.7)
Watch/special machinery, etc.	6,800	7.5	(-15.4)
Total	90,504	100.0	(-15.2)

(2) The Status of Financing of Citizen Electronic Group of Companies

No new financing was performed by the Group by means of issues of new shares or debt notes, etc. during captioned business term.

(3) The Status of Investments by Citizen Electronic Group of Companies

The total amount of the capital investment in the business facilities made by Citizen Electronic Group of Companies during the captioned consolidated fiscal year was ¥4,384 million, the major items of which were as follows:

Manufacturing facilities of electronic devices: ¥2,738 million
Manufacturing facilities of applied/acoustic products: ¥1,242 million

2. Matters to be Dealt with

We consider that the following seven matters need to be dealt with by Citizen Electronic Group of Companies:

(1) Strengthening of the system for new product development

To promote and strengthen new product development, specifically, for development of lighting units for vehicles, amusement facilities and general use, to create CMOS camera module and manufacture flat speaker as a commercial product. Development schedules of other products shall also be tightly controlled.

(2) Further enhancement of profitability and cost reduction

To achieve 20% cost reduction in purchase of raw materials and component parts, outsourced processing and other expenses in order to meet the demand of the customers for further reduction in sales price of the products of the Group, and to secure the minimum 10% operating income margin through tighter control of the costs of each line of business and products and by means of reduction in number of component parts used, the number of manufacturing process and ratio of defective products, with any unprofitable product to be promptly reviewed for elimination.

(3) Reduction of inventories and acceleration of production cycle

To shorten the production cycle from receipt of raw materials to shipment of the finished products and to achieve 10% reduction in the inventory turnover period under inventory control plan for each line of product.

(4) Enhancement of quality control
To reduce defective rate of the products and to achieve "zero" defective product shipped by the Company.

(5) Strengthening of the strategies for intellectual property
To promote program for acquisition of patents on certain material products in accordance with the plan and objective of the Company.

(6) Strengthening of the support for overseas plants and sales
To strengthen the support given to the manufacturing plants in China and the sales companies in the other parts of the world for the purpose of enhancement of business efficiency and local procurement by means of unification of various rules of the Company applicable to them.

(7) Strengthening of indirect divisions and promotion of CSR
To strengthen and rationalize the indirect divisions of the Company and promote CSR pursuant to a project to enable the indirect divisions cope with the expanded organization of the Company and the plan of CSR Committee.

3. Business Results and Financial Conditions of Citizen Electronic Group of Companies and Citizen Electronics Co., Ltd.

(1) Changes in Business Results and Financial Conditions of Citizen Electronic Group of Companies

(in million yen except for figures per share which are in yen)

	49th term (April, 2001 to March, 2002)	50th term (April, 2002 to March, 2003)	51st term (April, 2003 to March, 2004)	52nd term (captioned consolidated fiscal year) (April, 2004 to March, 2005)
Net sales	51,191	72,378	106,735	90,504
Ordinary income	4,738	8,620	16,970	16,336
Net income for the term	2,837	4,956	9,854	9,855
Net income for the term per share	¥202.02	¥350.06	¥349.82	¥233.28
Total assets	42,423	58,891	75,529	72,814
Net assets	27,774	32,006	40,324	49,227
Net assets per share	¥1,977.80	¥2,276.74	¥1,437.31	¥1,170.30

(Notes)

1. Net income for the term per share is calculated by use of the average number of shares outstanding during the term and net assets per share are calculated by use of the total number of shares outstanding less the number of treasury shares held by the Company. Any split of share is treated as having been made at the beginning of the term in calculation of average number of shares outstanding during the term.
2. Commencing the 50th term, the net income for the term per share and net assets per share have been calculated after deduction of the amount of bonus payable to the directors of the Company and with any third digit below yen rounded up or off rather than rounded off as hitherto made.
3. Effective May 20, 2003, one share was split into two shares.
4. Effective May 20, 2004, one share was split into 1.5 shares.

(2) The Changes in Business Results and Financial Conditions of Citizen Electronic Co., Ltd.

(in million yen except for figures per share which are in yen)

	49th term (April, 2001 to March, 2002)	50th term (April, 2002 to March, 2003)	51st term (April, 2003 to March, 2004)	52nd term (captioned) (April, 2004 to March, 2005)
Net sales	50,127	70,956	103,290	85,676
Ordinary income	4,141	6,460	14,091	14,830
Net income for the term	2,492	3,713	8,146	8,961
Net income for the term per share	¥177.48	¥261.98	¥289.17	¥212.17
Total assets	38,622	52,749	65,983	62,917
Net assets	23,232	26,591	33,924	41,824
Net assets per share	¥1,654.33	¥1,891.52	¥1,209.20	¥994.30

(Notes)

1. Commencing the 51st business term, the terms hitherto "income for the term" and "income for the term per share" have been changed to "net income for the term" and "net income for the term per share" in accordance with "Ministerial Order on Partial Amendment to the Enforcement Rules of the Commercial Code".
2. Net income for the term per share is calculated by use of the average number of shares outstanding during the term and net assets per share are calculated by use of the total number of shares outstanding less the number of treasury shares held by the Company. Any split of shares is treated as having been made at the beginning of the term in calculation of average number of shares outstanding during the term.
3. Commencing the 50th term, the net income for the term per share and net assets per share have been calculated after deduction of the amount of bonus payable to the directors of the Company and with any third digit below yen rounded up or off rather than rounded off as hitherto made.
4. Effective May 20, 2003 one share of the Company was split into two shares.
5. Effective May 20, 2004 one share of the Company was split into 1.5 shares.

II. OVERVIEW OF CITIZEN ELECTRONIC GROUP OF COMPANIES AND THE COMPANY

(as of March 31, 2005)

1. Major Lines of Business of Citizen Electronic Group of Companies

Citizen Electronic Group of Companies are engaged in the manufacture and sale of electronic devices, applied and acoustic products, watches and special machinery and other products which are as follow;

Categories	Major products
Electronic devices	Chip LED lamps, optical sensors, etc. lighting switches, etc.
Applied and acoustic products	Chip LED units, electronic buzzer, micro speakers, etc.
Watches and special machinery and other products	Movements, coils, electronic thermometers, electronic blood-pressure meters, precision plastic parts, precision mould, machine tools, etc.

2. Main Offices of Citizen Electronic Group of Companies

(1) Citizen Electronic Co., Ltd.

Name	Address	Business division
Headquarters	Fuji-yoshida City, Yamanashi Prefecture	Headquarters & plant
Kansai Sales Office	Yodogawa-ku, Osaka City, Osaka Prefecture	Sales office
Tokyo Office	Shinagawa-ku, Tokyo	Sales office

(2) Subsidiary companies, etc.

Name	Address	Business division
Funehiki Seimitsu Co., Ltd.	Tamura City, Fukushima Pref.	Headquarters & plant
Firstcome Electronics Co., Ltd.	Hong Kong	Headquarters
C-E (Singapore) Pte. Ltd.	Singapore	Headquarters
C-E (Hong Kong) Ltd.	Hong Kong	Headquarters
CECOL Inc.	Illinois, USA	Headquarters
XUNKE ELECTRONICS LTD.	Kantong, China	Headquarters & plant
Premier Precison Ltd.	Hong Kong	Headquarters
Citizen Electronics (Suzhou) Ltd.	Jiangsu, China	Headquarters & plant

3. Status of Shares

(1) Total number of shares the Company is authorized to issue: 56,000,000 shares

(2) Number of outstanding shares: 42,133,290 shares

(Note)

Pursuant to the resolution of the board of directors of the Company of February 18, 2004, each share of the Company was split into 1.5 shares effective May 20, 2004, whereby the total number of shares issued and outstanding increased by 14,044,430 to 42,133,290.

(3) Number of shareholders: 5,581

(4) Major shareholders (ten largest shareholders)

Names	Capital contribution to the Company		Capital contribution by the Company	
	No. of shares	Ratio	No. of shares	Ratio
Citizen Watch Co., Ltd.	27,621,438	65.56	—	—
Japan Trustee Services Bank, Ltd. (trust account)	2,504,400	5.94	—	—
The Master Trust Bank of Japan, Ltd. (trust account)	1,221,100	2.90	—	—
Mizuho Trust Retirement Benefits Trust (Mizuho bank account) Trust for Asset Management Service by Trustee	583,965	1.39	—	—
State Street Bank & Trust Company	506,200	1.20	—	—
State Street Bank & Trust Company 505041	469,200	1.11	—	—
Japan Trustee Services Bank, Ltd. (Portion under sub-trust by Mitsui Asset Trust and Banking Company, Limited/ Sumitomo Mitsui Banking Corporation Retirement Benefits trust account)	468,000	1.11	—	—
000689 State Street Trust and Banking Co., Ltd.	366,300	0.87	—	—
Citizen CBM Co., Ltd.	333,777	0.79	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	315,057	0.75	—	—

4. Acquisition, disposal and holding of treasury shares

(1) Acquisition

Shares of common stock: 51,456 shares

Total purchase price: ¥130,219,000

(Note) The acquired shares include the increase of 31,090 shares resulting from stock split effected on May 20, 2004.

(2) Disposal

Shares of common stock: 0 shares

Total purchase price: ¥0

(3) Treasury shares held as of the closing of accounts

Shares of common stock: 113,636 shares

5. Status of Stock Subscription Rights

(1) Outstanding subscription rights to newly issued shares, etc.

i) Those issued by resolution of general shareholders meeting held on June 26, 2003 under Article 280-20 and 280-21 of the Commercial Code

a. Number of subscription rights to newly issued shares: 271

b. The type and number of shares subject to subscription rights:
40,650 shares of common stock

c. Issue price of subscription rights to newly issued shares: Gratuitous

(Note) One share of the Company was split into one and a half shares as of May 20, 2004 in accordance with the resolution made by the board of directors held on February 18, 2004. As a result of this share split, the number of shares subject to subscription rights increased from 27,100 to 40,650 shares.

ii) Those issued by resolution of general shareholders meeting held on June 25, 2004 under Article 280-20 and 280-21 of the Commercial Code
   a. Number of subscription rights to newly issued shares: 279
   b. The type and number of shares subject to subscription rights:
   27,900 shares of common stock
   c. Issue price of subscription rights to newly issued shares: Gratuitous

(2) The subscription rights to newly issued shares issued in favor of any person other than a shareholder under any specially advantageous conditions during the term:

The subscription rights to newly issued shares issued on September 1, 2004 (stock options):

i) The number of subscription rights to newly issued shares issued: 279 (100 shares per one newly issued right)

ii) The type and number of shares subject to subscription rights:
27,950 shares of common stock

iii) Issue price of subscription rights to newly issued shares: Gratuitous

iv) The amount of subscription to be paid in per share: ¥6,008

v) The period for exercise of subscription rights to newly issued shares:
From July 1, 2006 to June 24, 2009

vi) Condition for exercise of subscription rights to newly issued shares:
   a. No partial exercise of subscription rights to newly issued shares is permitted.
   b. No transfer of subscription rights to newly issued shares is permitted.
   c. Subject to such other conditions as may be set forth in the relevant allotment agreement.

vii) Cancelation
The Company may repurchase at any time any such unexercised subscription rights to newly issued shares as it may have acquired and cancel the same without any payment.

viii) Favorable terms:
The subscription rights to newly issued shares were issued gratuitously to the directors and employees of the Company and the directors of the subsidiaries of the Company.

ix) The names of the persons allotted with the subscription rights to newly issued shares and the number of such rights:

Directors of the Company

Names	Number of subscription rights	Types and number of shares subject to subscription rights
Takashi Masuzawa	20	2,000 shares of common stock
Katsuhiko Noguchi	15	1,500 shares of common stock
Minoru Okamoto	15	1,500 shares of common stock
Shintaro Fukasawa	10	1,000 shares of common stock
Tsuneo Miura	10	1,000 shares of common stock
Yoshihiro Gohta	10	1,000 shares of common stock
Takefumi Shirakabe	10	1,000 shares of common stock

Employees and directors of subsidiary companies (top 10)

Names	Number of subscription rights	Types and number of shares	Remarks
Hisayuki Nakazawa	6	600 shares of common stock	Director of Funehiki Seimitsu Co., Ltd.
Takashi Kobayashi	5	500 shares of common stock	Employee of the Company
Yasunori Toyama	5	500 shares of common stock	Employee of the Company
Takahisa Watanabe	5	500 shares of common stock	Employee of the Company
Takao Kashiwagi	5	500 shares of common stock	Employee of the Company
Kazuhiro Tanabe	5	500 shares of common stock	Employee of the Company
Takashi Suzuki	5	500 shares of common stock	Employee of the Company
Akira Onikiri	5	500 shares of common stock	Employee of the Company
Hirohiko Ishii	5	500 shares of common stock	Employee of the Company
Tomoharu Tanabe	5	500 shares of common stock	Director of Funehiki Seimitsu Co., Ltd.

Subscription rights to newly issued shares issued to employees of the Company and directors of subsidiary companies

	Number of subscription rights	Types and number of shares subject to subscription rights	Number of receivers
Employees of the Company	173	17,300 shares of common stock	67
Directors of the subsidiaries	16	1,600 shares of common stock	3

6. Employees of Citizen Electronic Group of Companies

(1) Employees of Citizen Electronic Group of Companies

Lines of business	Number of employees
Electronic devices	340 (125)
Applied and Acoustic Products	818 (8)
Watches, special machinery and other products	105 (76)
Overhead (common) staff	88 (29)
Total	1,351 (238)

(Notes)

1. The figures indicate the total number of persons employed by the Group, excluding the average number of part-time workers for the year, which are set forth in the parentheses.
2. The overhead (common) staff are employees who work in overhead departments outside the lines of business.

(2) Employees of the Company

Number of employees	Changes from the end of previous term	Average age	Average number of years of service
558 (73)	+12	37.8	15.8

(Note) Commencing from the captioned fiscal year, the figures indicate the actual number of persons working for the Company excluding 27 employees seconded to other companies and the average number of part-time workers for the year are set forth in the parentheses.

7. Status of Corporate Integration

(1) Relationship with the Parent Company

The parent company of the Company is Citizen Watch Co., Ltd. which holds 66.3% of the shares of the Company (including indirect holding of 0.8%).

The Company sells component parts of watches, medical instruments, etc.

(2) Major subsidiaries

Names	Capital	Ratio of voting rights held by the Company	Main businesses
Funehiki Seimitsu Co., Ltd.	¥40 million	100.0%	Manufacture of watch parts, chip LED lamps, etc.
Firstcome Electronics Ltd.	HK$11.5 million	100.0%*	Manufacture of chip LED lamps, LED units, micro speakers, switches, etc.
C-E (SINGAPORE) PTE. LTD.	S$400,000	100.0%	Sales of chip LED lamps, LED units, micro speakers, switches, sensors, etc.
C-E (HONG KONG) LTD.	HK$2 million	100.0%*	Sales of chip LED lamps, LED units, micro speakers, switches, sensors, etc.
CECOL, Inc.	US$500,000	100.0%	Sales of chip LED lamps, LED units, micro speakers, switches, sensors, etc.
XUNKE ELECTRONICS LTD.	HK$2 million	100.0%*	Manufacture and sales of micro buzzers
Citizen Electronics (Suzhou) Ltd.	US$4.5 million	100.0%*	Manufacture and sales of LED units
Premier Precision Ltd.	HK$7.5 million	51.00%	Manufacture of electronic thermometers, electronic blood-pressure meters, micro buzzers, etc.

(Note) The figures attached with * include indirect holdings.

(3) Process and Results of Corporate Integration

There are eight (8) consolidated subsidiary companies of the Company. The total consolidated sales for the term was ¥90,504 million (decreased by 15.2% from the previous term) and consolidated net income for the term was ¥9,855 million (no change from the previous term) .

8. Major Creditors

There is no applicable matter.

9. Directors and Auditors

Positions	Main functions	Names
President and CEO		Takashi Masuzawa
Executive Director	In charge of Research and Development and Acoustic Parts Production Divisions	Katsuhiko Noguchi
Executive Director	In charge of General Affairs , Personnel , Special Machinery Production and Machinery Divisions	Minoru Okamoto
Director	Senior General Manager of Sales Headquarters	Shintaro Fukasawa
Director	Senior General Manager of Electronic Parts Production Headquarters , in charge of Information System and Production Control Divisions	Tsuneo Miura
Director	Senior General Manager of Applied Products Production Headquarters , in charge of Purchasing and Quality Management Divisions	Yoshihiro Gohta
Director	In charge of Hong Kong and China Region	Akitomo Kobayashi
Director	General Manager of Accounting Division	Takefumi Shirakabe
Director	Director of Citizen Watch Co., Ltd.	Hisato Hiraishi
Statutory Auditor		Masashi Kodama
Auditor	President and CEO of Citizen Watch Co., Ltd.	Makoto Umehara
Auditor	Statutory Auditor of Citizen Watch Co., Ltd.	Takeo Kuriyama

(Notes)

1. Hisato Hiraishi is an external director as prescribed in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2. The Auditors Masashi Kodama, Makoto Umehara and Takeo Kuriyama are external auditors as prescribed in Paragraph 1, Article 18 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki-Kaisha".

Material change in the position and function of directors during the term was as follows;

Date of change	Name	New position and function	Previous position and function
April 1, 2004	Minoru Okamoto	Executive Director, In charge of General Affairs , Personnel , Special Machinery Production , and Machinery Divisions	Executive Director In charge of General Affairs , Personnel , Watch and Special Machinery Production and Machinery Divisions

10. The Amount of Fees, Etc. Payable to Independent Outside Auditors

The amounts of fees, etc. payable to the independent outside auditors by the Company and its subsidiary companies are as follows:

(in ¥ million)

	Amounts
1. Total amount of fees, etc. payable to the independent outside auditors by the Company and its subsidiary companies.	13
2. Of the amount set forth in 1 above, such total amount of fees, etc. for the opinion of the auditor as may be payable under Article 2, Paragraph 1 (Audit Opinion) of the Certified Public Accountant Law (1948 Law No. 103).	13
3. Of the total amount set forth in 2 above, the amount of fees, etc. of the auditor payable by the Company.	13

(Note) As the audit fees payable under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha and those payable under the Securities and Exchange Law are not separated for the purpose of the audit contract executed between the Company and the independent outside auditors and are impractical to separate, the amount specified in 3. above is indicated as the total amount of audit fees payable under both Laws.

III. MATERIAL FACTS OF CITIZEN ELECTRONIC GROUP OF COMPANIES WHICH OCCURRED AFTER THE CLOSING OF ACCOUNTS

1. Authentic Limited Becomes a Subsidiary of the Company By Third Party Allotment Subscription of Capital Increase

The Company determined to subscribe to the capital increase of Authentic Limited by means of the third party allotment by resolution of the board of directors of the Company held on April 6, 2005 and made such company a subsidiary of the Company as of April 19, 2005. Details, etc. of such subscription are as set forth below. Such new subsidiary company shall be included in the consolidated financial statements of the Company from the next term.

(1) Acquisition of shares (capital increase by third party allotment)

1) Number of issued shares:	430 shares
2) Subscribed number of shares:	430 shares
3) Acquisition price:	¥301 million
4) Effective date:	April 19, 2005

(2) Number of acquired shares, price paid and change in the number of shares held

1) Number of shares held before new acquisition:	573 shares (36.43% of the total)
2) Number of shares newly acquired:	430 shares (for ¥301 million)
3) Number of shares after acquisition:	1,003 shares (50.07% of the total)

2. Execution of Stock-for-Stock Exchange Agreement with Citizen Watch Co., Ltd.

The Company determined to execute an stock-for-stock exchange by resolution of the board of directors of the Company held on May 16, 2005 to make Citizen Watch Co., Ltd. the absolute parent company owning all of the shares of the Company and entered into such Stock-for-Stock Exchange Agreement as of the same date.

(Note)
Any such amount set forth in this business report has been rounded off at the digit lower than the integer of the unit, except as otherwise noted.

Balance Sheet
(As of 31 March 2005)

(Unit: Million yen)

Items	Amount	Items	Amount
Assets		**Liabilities**	
Current assets	**52,956**	**Current liabilities**	**20,554**
Cash and deposits	18,241	Notes payable	1,702
Notes receivable	474	Accounts payable	6,065
Accounts receivable	21,870	Other payables	204
Marketable securities	2,418	Factoring of accrued liability	8,800
Finished goods	2,082	Accrued corporate taxes	2,421
Materials	100	Accrued expenses	484
Goods in process	3,153	Reserve for bonuses	397
Supplies	132	Notes payable for equipment	352
Deferred tax assets	1,382	Other current liabilities	125
Other receivables	883	**Long-term liabilities**	**537**
Accrued consumption tax	1,544	Employees' retirement benefits	457
Other current assets	697	Directors' retirement benefits	80
Allowance for doubtful accounts	(-25)		
		Total liabilities	**21,092**
Fixed assets	**9,960**		
Tangible fixed assets	**7,151**		
Buildings	2,284		
Structures	90		
Machinery and equipment	3,645		
Vehicles and carriers	2	**Shareholders' Equity**	
Tools, furniture and fixtures	780	**Common stock**	**1,988**
Land	347	**Capital surplus**	**3,236**
		Capital reserve	3,236
		Income Reserve	**37,174**
Non-tangible assets	**0**	Legal reserve	497
		Optional reserve	18,386
Investments and other assets	**2,808**	Special amortization reserve	26
Investment in subsidiaries and affiliates	783	Special reserves	18,380
Investment securities	475	Unappropriated retained earnings	18,290
Long-term loans	191	**Appraisal gain/loss on marketable securities**	**31**
Deferred tax assets	1,241	**Treasury stock**	**(-605)**
Other investments	119	***Total shareholders' equity***	**41,824**
Allowance for doubtful accounts	(-3)		
Total assets	**62,917**	**Total liabilities and shareholders' equity**	**62,917**

Statement of Income
(1 April 2004 through 31 March 2005)

(Unit: Million yen)

Items	Amount	
Ordinary profits and losses		
Operating income and expenses		
Operating revenue		
Net sales		85,676
Operating expenses		
Cost of sales	66,895	
Selling, general and administrative expenses	4,592	71,487
Operating income		**14,189**
Non-operating income and expenses		
Non-operating revenue		
Interest and dividend income	449	
Foreign exchange gain	241	
Other miscellaneous revenue	67	758
Non-operating expenses		
Interest paid	1	
Other miscellaneous expenses	115	117
Recurring income		**14,830**
Extraordinary profits and losses		
Extraordinary profits		**32**
Extraordinary losses		**55**
Net income before income taxes		**14,806**
Income and corporate taxes		5,453
Tax effect adjustments		391
Net income		**8,961**
Balance brought forward		**9,917**
Interim dividends paid		588
Unappropriated retained earnings		**18,290**

I. MATERIAL ACCOUNTING POLICIES

1. The Standard for and Method of Evaluation of Marketable Securities
The value of shares of subsidiary and affiliate companies and such other securities without market values are determined by the moving average method of cost evaluation.

Such other marketable securities with market values are evaluated by the market price, etc. as of the date of closing of accounts (any evaluation difference is either credited or debited directly to the capital account, and the cost of sale is calculated by moving-average method of cost evaluation).

2. The Standard and Method for Evaluation of Inventories
The costs of the inventories are mostly evaluated by the method of aggregate average.

3. The Method of Depreciation of Fixed Assets
(1) The tangible fixed assts are depreciated at a fixed rate method, except that machines and fixtures are depreciated over such estimated useful number of years as may be determined to be shorter than the statutory useful number of years comprehensively taking into consideration the nature of the products, economic environment and obsolescence of such machines and fixtures.
(2) Intangible fixed assets are depreciated by the fixed amount method.

4. The Standard for Recording of Provisions
(1) The bad debts of the accounts receivable are provided for based on the actual rate of occurrence of default in the case of general claims, while any such specific right of claim, etc. as may be suspected of probable default by the debtor is individually evaluated and an estimated uncollectible amount is recorded.
(2) Provision for bonus payments are for payments of bonuses to the employees and mainly the estimated amount is recorded.
(3) Provision for retirement benefits is recorded based on the estimated amount of accrued obligation of the Company for payment of retirement benefits as of the end of this term. Any actuarial variance is expensed in certain fixed amount allocated pro rata over a certain period of time (5 years) within the average remaining years of service of the employees as of occurrence of such difference commencing the business term after the year of occurrence. A part of the retirement benefit plan of the Company has been changed from the qualified retirement benefit plan to the fixed contribution pension plan as from April 1, 2004, the effect which was reflected in the recording for the previous term as an extraordinary loss in the amount of ¥166 million.
(4) Provision for the payment of retirement benefits to the Directors is recorded in the amount required according to the internal rules of the Company is recorded. This provision is such provision as prescribed in Article 43 of the Enforcement Rules of the Commercial Code.

5. Accounting Method of Lease Transactions
Any finance lease other than leases regarded as a transfer of the title of the leased property is treated in the accounting of the Company as an ordinary lease transaction.
6. Accounting Method of Consumption Taxes, Etc.
The accounting treatment of consumption taxes is made by the method of excluding the amounts of taxes.

II. NOTES TO THE BALANCE SHEET

1. The Monetary Obligation Payable to Subsidiary Companies
Short-term monetary obligation: ¥5,876 million
Long-term monetary obligation: ¥2,142 million
2. The Monetary Obligation Payable to Controlling Shareholders
Short-term monetary obligation: ¥481 million
Long-term monetary obligation: ¥396 million
3. The Amount of Accumulated Depreciation of Tangible Fixed Assets: ¥20,354 million
4. Beside the assets recorded in the balance sheet, the Company leases its computer, a part of its peripheral equipment and passenger cars under lease agreements. The amount of prepaid leasing fees as of the end of this term was ¥48 million (including the ¥17 million for less than one year).
5. Guaranty obligation: ¥191 million
6. Such net asset amount to be deducted from the amount payable as dividend as of the end of the term prescribed in Article 124, Item 3 of the Enforcement Rules of the Commercial Code was ¥31 million.

III. NOTES TO THE STATEMENT OF INCOME

1. The Amounts of Transactions with Subsidiary Companies:

Net sales	¥21,143 million
Purchase	¥15,985 million
Non-operating transactions	¥830 million

2. The Amount of Transactions with Controlling Shareholders:

Net sales	¥7,658 million
Purchase	¥2,540 million
Non-operating transactions	¥108 million

3. Total Amount of Research and Development: ¥2,623 million
4. The Amount of Leasing Fees Paid: ¥30 million
5. Net Income for the Term Per Share: ¥212.17

Proposed Appropriation of Retained Earnings

(Unit: Yen)

Abstract	Amount
Unappropriated retained earnings	18,290,694,271
Transfer from reserve for special depreciation	7,571,703
Total	**18,298,265,974**
To be appropriated as follows:	
Dividends paid (¥16.5 per share)	693,324,291
Bonuses to directors	45,000,000
General reserve	4,400,000,000
Total	**5,138,324,291**
Unappropriated retained earnings carried forward to the next year	13,159,941,683

Notes: An interim dividend of ¥588,325,052(¥14 per share) was paid on 10 December 2004.

Certified Copy of Auditors' Report Prepared by Independent Outside Auditors

Report of Independent Certified Public Accountants

17 May 2005

To: The Board of Directors of Citizen Electronics Co., Ltd.

Nihombashi Corporation

Representative Partner	Certified Public Accountant	Katsushi Kuroda	[seal]
Engagement Partner	Certified Public Accountant	Masahiko Kinoshita	[seal]
Engagement Partner	Certified Public Accountant	Shigehiro Chiba	[seal]

We have examined the financial statements, i.e., balance sheet, statement of income, operating report (only in respect of the section concerning the accounts), the proposed appropriation of earnings, and the supporting schedules (only in respect of the section concerning the accounts) of Citizen Electronics Co., Ltd. for the 52nd business year which was from 1 April 2004 through 31 March 2005, in accordance with Article 2, paragraph 1 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha." The sections concerning the accounts in the operating report and the supporting schedules which were subject to our audit are those in accordance with the accounting records of the operating report and the supporting schedules. The management is responsible for the preparation of these financial statements and the supporting schedules, and it is our responsibility to form an independent opinion on such financial statements and supporting schedules.

We have carried out this audit in accordance with generally accepted auditing standards in Japan. These auditing standards require that we perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedules are free of material misstatement. The audit includes an overall examination, on a test basis, of the information in the financial statements and the supporting schedules including an assessment of the accounting policies adopted by the management and the method of application thereof, as well as of the estimates made by the management. We believe that our audit provides a reasonable basis for the expression of our opinion. In addition, this audit includes the examination of the Company's subsidiaries which we deemed necessary.

As a result of this audit, we have reached the following conclusions:

1. The balance sheet and statement of income give a true and proper account of the Company's assets and earnings in accordance with applicable laws and the Articles of Incorporation.
2. The operating report (only in respect of the section concerning the accounts) gives a true and proper account of the Company's operations in accordance with applicable laws and the Articles of Incorporation.
3. The proposed appropriation of earnings is appropriate in accordance with applicable laws and the Articles of Incorporation.
4. The supporting schedules (only in respect of the section concerning the accounts) do not include any items which were necessary to be pointed out in accordance with the Commercial Code.

As "Material Facts of Citizen Electronic Group of Companies After the Closing of Accounts", the facts of Authentic Co., Ltd. having been turned into a subsidiary of the Company by third party allotment subscription of capital increase and entrance into agreement on exchange of equity shares with Citizen Watch Co., Ltd. are described in the operating report.

Neither Nihombashi Corporation nor any of its partners have any conflict of interests with Citizen Electronics Co., Ltd., which is required to be described under the Certified Public Accountant Law.

Nihombashi Corporation

Certified Copy of Auditors' Report Prepared by the Board of Corporate Auditors

Corporate Auditors' Report

The current audit covers the 52nd term which was from 1 April 2004 through 31 March 2005. Each Corporate Auditor has prepared a report of the method and the results of the audit in respect of performances of Directors' duties. We report as follows:

1. Outline of the method of audit:
Each Corporate Auditor has attended meetings of the Board of Directors and other important meetings, been informed by the Directors and others in respect of reports on their activities, examined important documents in respect of settlements, etc., and inspected the operations and the assets of the Company at the head office and principal business offices. Furthermore, Each Corporate Auditor has received reports and explanations from the Independent Outside Auditors, and examined the financial statements and the supporting schedules. Each Corporate Auditor has also required subsidiaries to report on their activities, and visited them as necessary in order to inspect their operations and assets.

2. The results of the audit:

(1) Methods used by Nihombashi Corporation as the Independent Outside Auditors for this audit, and the results thereof, are fair and proper.
(2) The operating report gives a fair and proper account of its business in accordance with applicable laws and the Articles of Incorporation.
(3) The proposals for appropriation of earnings contain no matters which need to be pointed out in the light of the Company's assets or any other considerations.
(4) The supporting schedules give an accurate statement of the information required to be presented, and do not include any items which need to be pointed out.
(5) No dishonesty or facts that are materially in breach of applicable laws or the Articles of Incorporation have been detected in respect of the performance by the Directors of their duties, including their duties relating to subsidiaries.
Additionally, we have found no breach of the duties of Directors regarding; transactions by Directors in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between the Company and subsidiaries or shareholders, or acquisition or disposal of the Company's own shares as a result of audit by examining the relevant transactions as necessary other than using the method described above.

23 May 2005

Citizen Electronics Co., Ltd. the Board of Corporate Auditors

Masashi Kodama	Corporate Auditor (Full-time)	[seal]
Makoto Umehara	Corporate Auditor	[seal]
Takeo Kuriyama	Corporate Auditor	[seal]

Note: Corporate Auditors, Masashi Kodama, Makoto Umehara and Takeo Kuriyama are external auditors specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Consolidated Balance Sheet
(As of 31 March 2005)

(Unit: Million yen)

Items	Amount	Items	Amount
Assets		**Liabilities**	
Current assets	**61,873**	**Current liabilities**	**21,260**
Cash and deposits	26,085	Notes payable	1,785
Notes receivable	474	Accounts payable	6,970
Accounts receivable	20,939	Other payables	207
Marketable securities	2,418	Factoring of accrued liability	8,134
Inventories	7,718	Accrued expenses	623
Short-term loans receivable	9	Accrued corporate taxes	2,565
Prepaid expenses	207	Reserve for bonuses	485
Other receivables	389	Notes payable for equipment	357
Deferred tax assets	1,441	Other current liabilities	131
Accrued consumption tax	1,516		
Other current assets	700		
Allowance for doubtful accounts	(-27)	**Long-term liabilities**	**1,600**
		Employees' retirement benefits	513
		Director's retirement benefits	89
Fixed assets	**10,940**	Consolidation adjustment account	61
Tangible fixed assets	**9,609**	Deferred tax liabilities	936
Buildings and structures	3,111		
Machinery and equipment	4,937	**Total liabilities**	**22,860**
Vehicles and carriers	12		
Tools, furniture and fixtures	916		
Land	631		
		Minority interests	
		Minority interests	**725**
Non-tangible assets	**5**	**Shareholders' equity**	
		Common stock	**1,988**
Investments and other assets	**1,324**	Capital surplus	**3,236**
Investments securities	951	Retained earnings	**45,125**
Long-term loans receivable	192		
Long-term prepaid expenses	10	Appraisal gain/loss on marketable securities	**31**
Deferred tax assets	55	Foreign currency translation adjustment	**(-548)**
Other investments	118	Treasury stock	**(-605)**
Allowance for doubtful receivables	(-3)		
		Total shareholders' equity	**49,227**
Total assets	**72,814**	**Total liabilities, minority interests & shareholders' equity**	**72,814**

21964978v1

27

Consolidated Statement of Income
(1 April 2004 through 31 March 2005)

(Unit: Million yen)

Items	Amount	
Ordinary profits and losses		
Operating income and expenses		
Operating revenue		
Net sales		90,504
Operating expenses		
Cost of sales	69,030	
Selling, general and administrative expenses	5,425	
Operating income		**16,047**
Non-operating income and expenses		
Non-operating revenue		
Interest income	105	
Foreign exchange gain	194	
Other	109	409
Non-operating expenses		
Interest paid	2	
Other	117	120
Recurring income		**16,336**
Extraordinary profits and losses		
Extraordinary profits		**42**
Extraordinary losses		**65**
Net income before income taxes		**16,313**
Income and corporate taxes		5,787
Corporate tax adjustment		618
Minority interests		52
Net income		**9,855**

I. MATERIAL MATTERS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

(1) Number of Consolidated Subsidiary Companies, etc.: 8
The consolidated subsidiary companies, etc. are Funehiki Seimitsu Co., Ltd., Firstcome Electronics Co., Ltd., C-E (SINGAPORE) PTE. LTD., C-E (HONG KONG) LTD., CECOL, Inc., XUNKE ELECTRONICS LTD., Citizen Electronics (Suzhou) Ltd. and Premier Precision Ltd.

(2) Number of Unconsolidated Subsidiary Companies, etc.: 5
The unconsolidated subsidiary companies, etc. are Timel Co., Ltd., C-E (Deutschland) GmbH, Wah Kong Precision (Jiangmen) Ltd., Citizen Electronics Trading (China) Co., Ltd.、Shanghai Office and NING XING ELECTRONICS (NANJING) CO., LTD. The total assets, total net sales, net income for the term and retained earnings of these companies are insignificant and have no material effect on the consolidated financial statements of the Company.

2. Matters Relating to Application of Equity Method

(1) There is no unconsolidated subsidiary company, etc. to which the equity method may apply.

(2) There is no affiliate company to which the equity method may apply.
The five unconsolidated subsidiary companies, etc. to which the equity method does not apply Timel Co., Ltd., C-E (Deutschland) GmbH, Wah Kong Precision (Jiangmen) Ltd, Citizen Electronics Trading (China) Co., Ltd.、Shanghai Office, NING XING ELECTRONICS (NANJING) CO., LTD. and an affiliate company (Authentic Limited) have very insignificant effect on the consolidated income and consolidated retained earnings of the Company.

3. Business Terms, Etc. of the Consolidated Subsidiary Companies, etc.
The date of closing accounts of Firstcome Electronics Co., Ltd. and other 6 overseas subsidiary companies, etc. is December 31 of each year. Although the date of closing accounts is December 31, provisional financial statements of these subsidiary companies prepared as of the date of closing of consolidated accounts were used in preparation of the consolidated financial statements of the Company.

4. Accounting Standards

(1) The Standard and Method for Evaluation of Marketable Securities
Shares of subsidiary and affiliate companies and other marketable securities without market prices were evaluated by the moving average method.
Other securities with market prices are evaluated by the market price, etc. as of the end of the term (any evaluation difference is either credited or debited directly to the capital account, and any cost of disposal is calculated by moving-average method).

(2) The Standard and Method for Evaluation of Inventories
The inventories were mainly evaluated by the aggregate average method.

(3) The Method of Depreciation of Fixed Assets

1) Tangible fixed assts:
These were depreciated by the fixed rate method.
The tangible fixed assts were depreciated at a fixed rate, except that machines and fixtures were depreciated over such estimated useful number of years shortened from the statutory useful number of years, comprehensively taking into consideration the nature of the products, economic environment and obsolescence of such machines and fixtures.

2) Intangible fixed assets:
These were depreciated by the fixed amount method.

(4) The Standard for Recording of Provisions

1) Provision for Bad Debts
The bad debts of the accounts receivable were provided for based on the actual rate of occurrence of default in the case of general claims, while any such specific right of claim, etc. as may be suspected of probable default by the debtor is individually evaluated and an estimated uncollectible amount is recorded.

2) Provision for Bonuses
For payments of bonuses to the employees and mainly the estimated amount is recorded.

3) Provision for Retirement Benefits
Provision for retirement benefits is recorded based on the estimated amount of accrued obligation of the Company for payment of retirement benefits as of the end of the captioned consolidated fiscal year. Any actuarial variance is expensed in certain fixed amount allocated pro rata over a certain period of time (5

years) within the average remaining years of service of the employees as of occurrence of such difference commencing the consolidated fiscal year after the year of occurrence. A part of the retirement benefit plan of the Company has been changed from the qualified retirement benefit plan to the fixed contribution pension plan as from April 1, 2004, the effect of which was reflected to the accounting for the previous consolidated fiscal year as an extraordinary loss in the amount of ¥166 million.

4) Provision for Retirement Benefits to Directors
Provision for the payment of retirement benefits to the Directors is recorded in the amount required according to the internal rules of the Company.

(5) Accounting Method of Lease Transactions
Any finance lease other than leases regarded as a transfer of the title of the leased property is treated in the accounting of the Company as an ordinary lease transaction.

(6) Other Material Matters for Preparation of Consolidated Financial Statements
The accounting treatment of consumption taxes was made based on the amount excluding the amounts of taxes.

5. Evaluation of Assets and Liabilities of Consolidated Subsidiary Companies, Etc.
All the assets and liabilities of consolidated subsidiary companies were evaluated by market values.

6. Amortization of Consolidation Adjustments
Consolidation adjustments are amortized in fixed amounts in five years.

II. NOTES TO THE CONSOLIDATED BALANCE SHEET

1. The amount of accumulated depreciation of tangible fixed assets:
¥25,222 million
2. Investment securities of unconsolidated subsidiaries, etc. and affiliates:
¥876 million

III. NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

Net income for the term per share: ¥233.28

Certified Copy of Auditors' Report Prepared by Independent Outside Auditors on Consolidated Financial Statements

Report of Independent Certified Public Accountants

17 May 2005

To: The Board of Directors of Citizen Electronics Co., Ltd.

Nihombashi Corporation

Representative Partner	Certified Public Accountant	Katsushi Kuroda [seal]
Engagement Partner	Certified Public Accountant	Masahiko Kinoshita [seal]
Engagement Partner	Certified Public Accountant	Shigehiro Chiba [seal]

We have examined the consolidated financial statements, i.e., consolidated balance sheet and consolidated statement of income of Citizen Electronics Co., Ltd. for the 52nd business year which was from 1 April 2004 through 31 March 2005, in accordance with Article 19-2, paragraph 3 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha." The management is responsible for the preparation of these consolidated financial statements, and it is our responsibility to form an independent opinion on such consolidated financial statements.

We have carried out this audit in accordance with generally accepted auditing standards in Japan. These auditing standards require that we perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit includes an overall examination, on a test basis, of the information in the consolidated financial statements including an assessment of the accounting policies adopted by the management and the method of application thereof, as well as of the estimates made by the management. We believe that our audit provides a reasonable basis for the expression of our opinion. In addition, this audit includes the examination of the Company's subsidiaries which we deemed necessary.

As a result of this audit, we have concluded that the consolidated financial statements give a true and proper account of assets and earnings of the Group consisting of the Company and its consolidated subsidiaries and other entities in accordance with applicable laws and the Articles of Incorporation.

As "Material Facts of Citizen Electronic Group of Companies After the Closing of Accounts", the facts of Authentic Co., Ltd. having been turned into a subsidiary of the Company by third party allotment subscription of capital increase and entrance into agreement on exchange of equity shares with Citizen Watch Co., Ltd. are described in the operating report.

Neither Nihombashi Corporation nor any of its partners have any conflict of interests with Citizen Electronics Co., Ltd., which is required to be described under the Certified Public Accountant Law.

Nihombashi Corporation

Certified Copy of Auditors' Report Prepared by the Board of Corporate Auditors on Consolidated Financial Statements

Corporate Auditors' Report on Consolidated Financial Statements

The current audit covers the 52nd term which was from 1 April 2004 through 31 March 2005. Each Corporate Auditor has prepared a report of the method and the results of the audit in respect of the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the said term. We report as follows:

1. Outline of the method of audit:
Each Corporate Auditor has received reports and explanations from the Directors and others, and the Independent Outside Auditors in respect of the consolidated financial statements and has conducted the audit in accordance with the policy and work responsibility defined by the Board of Corporate Auditors.

2. The results of the audit:
Methods used by Nihombashi Corporation as the Independent Outside Auditors for this audit, and the results thereof, are fair and proper.

26 May 2005

Citizen Electronics Co., Ltd. the Board of Corporate Auditors

Masashi Kodama	Corporate Auditor (Full-time)	[seal]
Makoto Umehara	Corporate Auditor	[seal]
Takeo Kuriyama	Corporate Auditor	[seal]

Note: Corporate Auditors, Masashi Kodama, Makoto Umehara and Takeo Kuriyama are external auditors specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

REFERENCE DOCUMENTS FOR EXERCISE OF VOTING RIGHTS

1. THE TOTAL NUMBER OF VOTING RIGHTS OF THE SHAREHOLDERS: 419,435

2. THE PROPOSALS AND REFERENCE MATTERS

PROPOSAL 1:
Approval of the proposed appropriation of the retained earnings for the 52nd term.

Taking into consideration the results of business for the term and prospect for the future, the management would like to propose the appropriation of the retained earnings as set forth in the Exhibit (page [16]).

As a token of our appreciation for the warm support provided by the shareholders we would like to propose payment of dividend for this term in the amount of ¥16.50 per share, an increase of ¥6.50 per share over the previous term. Together with the interim divided of ¥14.00 per share, the total amount of divided for the term will be ¥30.50, which is ¥12.50 more than the previous term. Taking into consideration the split of shares of the Company by the ratio of 1:1.5 made as of May 20, 2004, the effective increase in dividend for the term was ¥27.75 per share.

The Company also provided for ¥45 million for the bonuses payable to the directors of the Company.

PROPOSAL 2:
Proposed partial modification of the Articles of Incorporation of the Company

1. The Reason for Modification
   In order to further strengthen credibility of the "Citizen" brand in the market of the Citizen Group of Companies including the parent company, Citizen Watch Co., Ltd., the trade name of the Company is proposed to be changed to "*Citizen Denshi Kabushiki Kaisha*" effective as of October 1, 2005 as will be prescribed in the Supplementary Rule.
2. The Details of the Proposed Modification
   The details of the proposed modification are as follows:

(underlines indicate the modified parts)

Existing Articles of Incorporation	Proposed Modified Articles of Incorporation
CHAPTER 1 GENERAL PROVISIONS (Trade Name) Article 1 The trade name of the Company shall be "*Kabushiki Kaisha Citizen Denshi*" and "Citizen Electronics Company, Ltd." in English. (omitted) (new article)	CHAPTER 1 GENERAL PROVISIONS (Trade Name) Article 1 The trade name of the Company shall be "*Citizen Denshi Kabushiki Kaisha*" and "Citizen Electronics Company Ltd." in English. (omitted) Supplementary Rule: The modification of the trade name shall become effective as from October 1, 2005.

PROPOSAL 3:
Proposed approval of Stock-for-Stock Exchange Agreement by and between this Company and Citizen Watch Co., Ltd.

1. The Reason for the Proposed Stock-for-stock Exchange
   The Citizen Group of Companies have continuously been endeavoring to establish and renovate the management organizations with clearly defined business responsibilities and authorities in order to promote the further development of the business and enhancement of competitiveness of Citizen Group of Companies, and thereby further increase the market values of the Citizen Group of Companies as going concerns.

   With a view to optimization of the business resources and achievement of management efficiency for the purpose of further enhancement of market values of Citizen Group of Companies as going concerns, the Company has decided to perform a stock-for-stock exchange with Citizen Watch Co., Ltd. and entered as of May 16, 2005 into the Stock-for-Stock Exchange Agreement with Citizen Watch Co., Ltd. Through integration of all the business resources of Citizen Group of Companies it should now be possible from now on for each company of Citizen Group of Companies to maintain and further strengthen its competitive position in the global market.

The Company believes that the proposed stock-for-stock exchange should enable Citizen Group of Companies to eliminate duplication and competition among the entities inside the Group and should accelerate the business decisions and enhance efficiency of management. The Company will further expand communications with Citizen Watch Co., Ltd. and develop comprehensive and integrated business strategies as a group while maintaining the business initiatives of the Company. The Company believes that it should become possible for each of Citizen Group of Companies including the Company to more promptly implement the business strategies of Citizen Group of Companies and establish its position firmly in each area of the industry.

We sincerely request the shareholders to agree to the purpose of proposed stock-for-stock exchange and approve the Stock-for-Stock Exchange Agreement executed as of May 16, 2005.

2. The contents of the Stock-for-Stock Exchange Agreement entered into by the Company and Citizen Watch Co., Ltd. as of May 16, 2005 is as follows:

[STOCK-FOR-STOCK EXCHANGE AGREEMENT (Copy)]

Citizen Watch Co., Ltd. (hereinafter referred to as "Citizen Watch") and Citizen Electronics Co., Ltd. (hereinafter referred to as "Citizen Electronics") enter into this agreement with respect to the stock-for-stock exchange (hereinafter referred to as the "Agreement") as follows:

Article 1 (Stock-for-Stock Exchange)
Citizen Watch and Citizen Electronics shall perform a stock-for-stock exchange in such method as prescribed in the provisions from Article 352 through Article 363 of the Commercial Code, so that Citizen Watch will become the absolute parent company of Citizen Electronics and Citizen Electronics will become the wholly-owned subsidiary of Citizen Watch.

Article 2 (Shares to be Allotted Upon Stock-for-Stock Exchange)
1. Upon such stock-for-stock exchange, Citizen Watch shall newly issue 73,733,386 shares of common stock, and together with the 10,000,000 shares of common stock it retains as provided for in the following Paragraph, allot them to the shareholders of Citizen Electronics (including the beneficial shareholders of Citizen Electronics, which also applies to the following item, (2) of the following Article and Article 9 hereto) listed or registered in the final version of the list of shareholders of Citizen Electronics (including the list of the beneficial shareholders of Citizen Electronics) as of the date immediately preceding the date of the stock-for-stock exchange at the ratio of 5.77 shares of its common stock per one share of common stock of Citizen Electronics held by such shareholders. No allotment of shares of common stock of Citizen Watch shall be made regarding the 27,621,438 shares of common stock of Citizen Electronics held by Citizen Watch.

2. In accordance with the previous paragraph, when performing the stock-for stock exchange, Citizen Watch shall transfer the 10,000,000 shares in common stock it retains to the shareholders of Citizen Electronics as a substitute for issues of new shares.

3. If the subscription rights for newly issued shares are exercised during the period from the date of this Agreement to September 30, 2005, Citizen Electronics shall transfer their retained shares of common stock to such persons that exercised such rights as a substitute for issues of new shares.

4. Any dividend payable to such common stock as may be allotted by Citizen Watch to the shareholders of Citizen Electronics in accordance with Paragraph 1. above shall be calculated commencing October 1, 2005.

Article 3 (Amount of Increase in Capital and Capital Reserve)
The amount of increase in capital and capital reserve of Citizen Watch as a result of the stock-for-stock exchange shall be as follows:

(1) Capital:	¥0
(2) Capital reserve:	If the amount as may be calculated by multiplying the amount of the net assets of Citizen Electronics as of the date of the stock-for-stock exchange by the ratio of the number of shares of Citizen Electronics to be transferred to Citizen Watch against the total outstanding number of shares of Citizen Electronics overuns the total amount that Citizen Watch lists or records in its accounting books regarding the value of the common stocks that are to be transferred to the shareholders of Citizen Electronics in accordance with the previous Article 2, Paragraph 2, such excess amount.

Article 4 (Shareholders Meeting to Approve Stock-for-Stock Exchange Agreement)
Citizen Watch shall convene on June 29, 2005 and Citizen Electronics shall convene on June 28, 2005 their respective shareholders meetings (hereinafter referred to as the "Shareholders Meeting to Approve the Stock-for-Stock Exchange Agreement") and shall request for approval of the Stock-for-Stock Exchange Agreement and any such matter as may be required for the stock-for-stock exchange, provided such dates above may be changed in consultation by and between the parties hereto by any such reason as may be attributable to the progress of the required procedures for the stock-for-stock exchange or otherwise.

Article 5 (Date of Stock-for-Stock Exchange)
The date of the stock-for-stock exchange shall be October 1, 2005, provided such date may be changed in consultation by and between the parties hereto by any such reason as may be attributable to the progress of the required procedures for the stock-for-stock exchange or otherwise.

Article 6 (Management, Etc. of Company Assets)
Citizen Watch and Citizen Electronics shall continue until the date of the stock-for-stock exchange to perform their respective businesses and manage their respective assets with the diligence of a good manager. Any such act as may materially affect their respective assets or rights and obligations shall be taken only after such agreement by and between Citizen Watch and Citizen Electronics as may be reached in mutual consultation between the two parties.

Article 7 (Limit on Dividend of Profit)
Citizen Watch and Citizen Electronics may make payments of dividends to the shareholders (including their respective beneficial shareholders, which also applies to the following Article) listed or recorded in their respective final lists of shareholders (including their respective lists of beneficial shareholders, which also applies to the following Article) or registered pledgees as of March 31, 2005 in any such amounts as may not exceed the following amounts:
(1) For Citizen Watch: ¥5.50 per share and ¥1,656,000,000 in total; and
(2) For Citizen Electronics: ¥16.5 per share and ¥694,000,000 in total.

Article 8 (Limit on Interim Dividend)
Citizen Watch and Citizen Electronics may make payments of interim dividends (as defined in the provision regarding distribution of monies of Article 293-5 of the Commercial Code) payable to the shareholders listed or recorded in their respective lists of shareholders or registered pledgees as of September 30, 2005 in any such amounts as may not exceed the following amounts:
(1) For Citizen Watch: ¥7.50 per share and ¥2,472,000,000 in total; and
(2) For Citizen Electronics: ¥19.0 per share and ¥801,000,000 in total.

Article 9 (Payment for Stock-for-Stock Exchange)
No payment with respect to the stock-for-stock exchange shall be made by Citizen Watch to the shareholders of Citizen Electronics.

Article 10 (The Term of Office of Directors and Auditors of Citizen Elected Before Stock-for-Stock Exchange)
The term of office of the directors and auditors of Citizen Watch elected before the stock-for-stock exchange shall be such same term of office as it would be in the absence of any such stock-for-stock exchange as is contemplated by this Agreement.

Article 11 (Amendments to Conditions of Stock-for-Stock Exchange and Termination of This Agreement)
In case of occurrence of any material change in the financial and/or business conditions of either Citizen Watch or Citizen Electronics, any such event as may materially hinder the stock-for-stock exchange or achievement of the purpose of this Agreement, or any change in the purpose of this Agreement in the period from the date hereof to the date of the stock-for-stock exchange, Citizen Watch and Citizen Electronics may modify the contents of this Agreement such as the conditions for the stock-for-stock exchange or terminate this Agreement in consultation between the two parties.

Article 12 (Validity of This Agreement)
This Agreement shall become null and void in the absence of such resolution of approval as prescribed in Article 4 hereto by the Shareholders Meeting to Approve the Stock-for-Stock Exchange Agreement or in the absence of any such approval of the governmental agencies as may be required under applicable laws and regulations.

Article 13 (Matters Not Provided For In This Agreement)
Any such matter as may be necessary for the stock-for-stock exchange but not provided for herein shall be determined by and between Citizen Watch and Citizen Electronics in consultation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in two counterparts, each of which is affixed with the names and seal impressions of Citizen Watch and Citizen Electronics and held by each party hereto.

May 16, 2005

Citizen Watch : Makoto Umehara
President & CEO
Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo

Citizen Electronics: Takashi Masuzawa
President & CEO
Citizen Electronics Co., Ltd.
1-23-1, Kamikurechi, Fujiyoshida-shi, Yamanashi

3. Explanation of Stock-for-Stock Exchange Ratio under Article 354, Paragraph 1, Item 2 of the Commercial Law

STATEMENT OF REASON FOR DETERMINATION OF STOCK-FOR-STOCK EXCHANGE RATIO

The Company has determined the stock-for-stock exchange ratio as follows with respect the stock-for-stock exchange to be performed by and between the Company and Citizen Watch Co., Ltd. (hereinafter referred to as "Citizen Watch") on October 1, 2005 (hereinafter referred to as the "Stock-for-Stock Exchange"):

1. Prior to the negotiation with regard to the stock-for-stock exchange ratio for the Stock-for-Stock Exchange, the Company has requested a third-party entity, Mizuho Securities Co., Ltd., (hereinafter referred to as "Mizuho Securities") to calculate the stock-for-stock exchange ratio to be used as basic data in such negotiation and consultation between the Company and Citizen Watch.

2. In response to our request, Mizuho Securities made extensive research as to the various methods of evaluation of corporate values and submitted to us on May 12, 2005, the results of their evaluation which was made by using the market stock price comparative method, comparable companies comparative method and DCF (discounted cash flow) method with respect to the Company and Citizen Watch, and calculating the stock-for-stock exchange ratio comprehensively taking the analysis results into account.

3. After we received such tentative stock-for-stock exchange ratio as has been estimated and submitted to us by Mizuho Securities, we entered into negotiation and consultation with Citizen Watch.

4. As a result of such negotiation and consultation between the two companies, it was resolved at the respective meetings of the board of directors of the two companies held on May 16, 2005 that the stock-for-stock exchange ratio between Citizen Watch and the Company shall be 1: 5.77, which was agreed to in an agreement between the Company and Citizen Watch executed on the same date. This agreed ratio of the Stock-for-Stock Exchange of 1: 5.77 is consistent with such tentative stock-for-stock exchange ratio as has been estimated and submitted to us by Mizuho Securities.

5. The Balance Sheet and the Income Statement of the Parties to Any Stock-for-Stock Exchange Agreement as Required Under Article 354, Paragraph 1, Items 3 and 5 of the Commercial Code:

(1) The balance sheet and the statement of income of the Company are as shown in the foregoing Exhibit (from pages [12] to [15]).

(2) The balance sheet and the statement of income of Citizen Watch are as follows.

Balance Sheet
(As of 31 March 2005)

(Yen in millions)

Items	Amount	Items	Amount
Assets		**Liabilities**	
Current Assets	**107,048**	**Current Liabilities**	**27,807**
Cash and cash equivalents	39,179	Notes payable	1,785
Notes receivable	1,480	Accounts payable	16,843
Accounts receivable	27,582	Short-term bank loans payable	0
Marketable securities	10,598	Other accounts payable	4,142
Finished goods	4,908	Income taxes payable	225
Materials	504	Accrued expenses	2,419
Goods in process	6,125	Reserve for bonuses to employees	1,278
Accrued consumption tax	647	Notes payable for equipment	633
Short-term loans	20	Other current liabilities	477
Other accounts receivable	5,752		
Deposits	6,270		
Deferred tax assets	3,165		
Other current assets	1,759		
Allowance for doubtful accounts	(-946)	**Long-term Liabilities**	**25,528**
Fixed Assets	**95,463**	Convertible bonds	23,000
Property, plant and equipment	**33,977**	Long-term loans payable	2
Buildings and structures	14,244	Reserve for defined retirement benefits	1,896
Machinery and equipment	11,789	Reserve for retirement bonuses to directors	248
Vehicles and carriers	5	Long-term unearned income	72
Tools, furniture and fixtures	3,058	Other long-term liabilities	308
Land	3,733	**Total Liabilities**	**53,335**
Construction in progress	1,146		
Intangible fixed assets	**722**	*Shareholders' Equity*	
software	554	**Common stock**	**32,648**
Other intangible fixed assets	168	**Capital reserves**	**42,435**
		Capital surplus	41,166
Investments and other assets	**60,763**	Other capital reserves	1,269
Investment in subsidiaries and affiliates	28,828	Excess arising from retirement of treasury stock	1,269
Investment securities	27,851	**Retained earnings**	**74,946**
Long-term loans	383	Legal reserve	7,789
Long-term prepaid expenses	156	Special reserves	46,500
Deferred tax assets	4,088	Special amortization reserve	15
Other investments	928	Unappropriated retained profits	20,641
Allowance for valuation loss on investments	(-1,344)	Net unrealized gain/loss on	**7,160**

		securities, etc.	
Allowance for doubtful accounts	(-128)	Treasury stock	**(-8,014)**
		Total shareholders' equity	**149,177**
Total Assets	**202,512**	**Total Liabilities and Shareholders' Equity**	**202,512**

(Note) The amount less than a million is omitted.

Statement of Income
(1 April 2004 through 31 March 2005)

(Yen in millions)

Items	Amount	
(Ordinary items) (Operating Income and Expenses)		
Operating revenue		
Net sales		155,650
Operating expenses		
Cost of sales	128,409	
Selling, general and administrative expenses	20,858	149,267
(Operating income)		**6,382**
(Non-Operating Income and Expenses)		
Non-operating income		
Interest and dividend income	3,046	
Rents receivable	2,783	
Foreign exchange gain	80	
Other	172	6,082
Non-operating expenses		
Interest charges	0	
Depreciation expenses for lent properties	2,363	
Other	155	2,519
(Ordinary income)		**9,946**
(Extraordinary items)		
Extraordinary gains		
Reversal of allowance for valuation loss on investments	101	
Gain on sale of fixed assets	18	
Other	38	157
Extraordinary losses		
Loss on disposal of properties	1,489	
Other	6	1,496
Income before income taxes		**8,607**
Income, inhabitant and enterprise taxes		50
Income taxes adjustment		2,019
Net income		**6,538**
Balance brought forward		**15,773**
Interim dividends paid		1,670
Unappropriated profits		**20,641**

(Note) The amount less than a million is omitted.

I. MATERIAL ACCOUNTING POLICIES

1. The Standard and Method for Evaluation of Securities

(1) The instruments to be held until the maturities: These are evaluated by amortized cost method (fixed amount)

(2) The shares of subsidiaries and affiliate companies: These are evaluated by moving average method.

(3) Other securities:

The securities with the market prices:	These are evaluated by the market price, etc. as of the end of the business term (any evaluation difference is either credited or debited directly to the capital account, and any cost of disposal is calculated by moving average method).
The securities without market prices:	These are evaluated by moving average method.

2. The Standard and Method for Evaluating Inventories
The inventories are evaluated at the lowest of the aggregate average cost.

3. The Standard for Evaluation of Derivatives
These are evaluated by the market valuation method.

4. The Method of Depreciation of Fixed Assets
Tangible fixed assts are depreciated at a fixed rate method, and intangible fixed assets are depreciated at a fixed amount method. The period of useful life is as prescribed by the Corporate Tax Law, in principle, but estimated useful life with economic useful time taken into consideration is used with respect to a part of certain machineries and facilities, and estimated usable period of time is used with respect to soft wares which are intangible fixed assets. The accelerated depreciation was carried out for some assets for lease.

5. Any finance lease other than such leases as may be regarded as transfer of title of the leased property is accounted for as an ordinary lease transaction.

6. The Standard for Accounting for Provisions

(1) Allowance for Doubtful Accounts
The provisions for ordinary accounts receivable are made based on the actual rate of default, while any such specific right of claim as may not be subject to default is individually evaluated and is provided for in such estimated uncollectible amount.

(2) Allowance for Valuation Loss on Investments
Any such asset as may be subject to large change in values as equity shares of subsidiary companies (excluding those names subject to devaluation accounting) are provided for as of the end of each business term with the real values thereof taken into consideration.

(3) Reserve for Bonuses to Employees
Provision for payments of bonuses is made based on the estimated amounts of bonuses payable to the employees.

(4) Reserve for Defined Retirement Benefits
Provision for retirement benefits payable to the employees of the Company is made based on the accrued payment obligation of the Company for payment of retirement benefits and estimated pension assets as of the end of this business term.
Any such differences resulting from the past years of service and actuarial variance are expensed in certain ratio over certain period of time (5 years) within the remaining years of service of the employees as of occurrence of such difference, with the differences resulting from the past years of service commencing from the business term of occurrence, and actuarial variance commencing from the business term after the term of occurrence.

(5) Reserve for Retirement Bonuses to Directors
Provision is made for retirement lump sum payment to directors payable for this business term according to the internal rules of the Company. This provision is such provision as is prescribed in Article 43 of the Enforcement Rules of the Commercial Code.

7. Consumption taxes, etc. are accounted for based on the amount excluding the amounts of taxes.

II. NOTES TO THE BALANCE SHEET

1. The amount of short-term accounts receivable from the subsidiary companies was ¥23,437 million in total, and the amount of short-term debts payable to the subsidiary companies was ¥12,961 million in total.
2. Total amount of accumulated depreciation deducted from the tangible fixed assets was ¥117,724 million.
3. The balance of discounted export bills was ¥3,994 million and guaranty obligation of the Company was ¥3,634 million.
4. The amount of net assets to be deducted from the retained earnings payable as divided as of the end of this term in accordance with the provision of Item 3 Article 124 of the Enforcement Rules of the Commercial Code was ¥7,160 million.

III. NOTES TO THE STATEMENT OF INCOME

1. The amount of total sales to the subsidiary companies was 47,838 million.
2. The amount of total purchase from the subsidiary companies was 110,944 million.
3. The amount of non-operating transactions with the subsidiary companies was 6,256 million.
4. The amount of lease fees paid by the Company was ¥205 million. The amount equivalent to the lease fees prepaid for a period less than 1 year was ¥173 million and the lease fees prepaid for a period more than 1 year was ¥303 million and was ¥476 million in total.
5. The net income for the term per share was ¥21.37.

IV. RETIREMENT BENEFITS

1. Summary of System concerning Retirement Benefits

The Company sets up the approved retirement annuity system and the termination allowance plan as the fixed benefit type. The Company also sets up the retirement benefits trust.

2. Breakdown of Retirement Benefits Payable	(in million yen)
(1) Retirement Benefits Payable	(-22,970)
(2) Pension Assets	15,586
(3) Retirement Benefits Trust	5,023
(4) Retirement Benefits required to be provided for	(-2,360)
(5) Unrecognized Actuarial Variance	1,150
(6) Unrecognized Past Service Obligation	(-685)
(7) Reserve for Defined Retirement Benefits	(-1,896)

3. Breakdown of Expenses for Retirement Benefits	(in million yen)
(1) Personnel Expenses	618
(2) Interest Expenses	509
(3) Expected Investment Income	(-314)
(4) Disposed expenses of Past Service Obligations	(-365)
(5) Disposed expenses of Actuarial Variance	178
(6) Expenses for Retirement Benefits	626

4. Matters Concerning the Calculation Base of Retirement Benefits Obligations, Etc.

(1) Method of Periodic Allocation of Estimated Amount of Retirement Benefits:	Fixed amount per period.
(2) Discount Rate:	2.5% at the beginning of the term and 2.0% at the end of the term
(3) Expected rate of return for investment:	2.0%
(4) Number of year for disposal of past service obligations:	5 years (at a fixed rate)
(5) Number of years for disposal of actuarial variance:	5 years (at a fixed rate)
(6) Number of years for disposal of difference from change in accounting standard:	To be expensed at one time.

V. MATTERS RELATING TO TAX EFFECT ACCOUNTING

1. Breakdown of major causes of deferred tax assets and liabilities (in million yen)

(Deferred tax assets)	
Excess amount of depreciation	2,114
Devaluation amount of inventory	1,300
Excess amount over the limit of bad debt provision allowed to be expensed	182
Excess amount over the limit of bonus provision allowed to be expensed	520
Evaluation loss of investment securities	4,707
Excess amount over the limit of provision for retirement benefits	2,821
Amount denied for the provision for investment devaluation	546
Deferred foreign tax deductions	526
Loss brought forward	2,384
Others	1,696
Sub-total of deferred tax assets	16,800
Evaluation Provisions	(-4,625)
Total deferred tax assets	12,175
(Deferred tax liabilities)	
Revaluation difference of equity shares, etc.	(-4,912)
Special amortization account	(-8)
Total deferred tax liabilities	(-4,920)
Net deferred tax assets	7,254

2. Breakdown of major causes of difference between the effective legal tax rates and the actual rates of corporate tax, etc. after application of tax effect accounting (%):

Effective legal tax rates	40.7
(Adjustments)	
Expenses not recognized under the tax law	0.5
Dividend received not recognized as income	(-9.7)
Changes in balances of evaluation provisions	(-8.7)
Others	1.2
Corporate tax rate, etc. after application of tax effect accounting	24.0

PROPOSAL 4:
Election of 9 Directors

At the close of this Annual Meeting of Shareholders, the term of office of all 9 Directors will expire. The Company now proposes the election of 9 new Directors.

The nominees are as follows:

Nominee No.	Name (Date of Birth)	Career and Representation of Other Companies		No. of Company Shares Held
1	Takashi Masuzawa (November 23, 1942)	April, 1966:	Joined Citizen Watch Co., Ltd.	91,400
		April, 1971:	Joined the Company	
		November, 1985:	General Manager of Watch Production Division	
		June, 1992:	Director	
		June, 1999:	Executive Director	
		June, 2002:	President and CEO of Funehiki Seimitsu Co., Ltd. (to date)	
		June, 2002:	President & CEO (to date)	
		June, 2004	Director of Citizen Watch Co., Ltd.(to date)	
2	Katsuhiko Noguchi (August 6, 1944)	April, 1963:	Joined Teikoku Tsushin Kogyo Co., Ltd.	39,150
		April, 1983:	Joined the Company	
		February, 1993:	General Manager of Research and Development Division	
		June, 1997:	Director	
		June, 2001:	Executive Director (to date)	
3	Minoru Okamoto (June 5, 1943)	April, 1966:	Joined Citizen Watch Co., Ltd.	1,200
		November, 1997:	General Manager of Production Control Division of Citizen Watch Co., Ltd.	
		June, 2000:	Director	
		June, 2002:	Executive Director (to date)	
4	Shintaro Fukasawa (October 11, 1943)	October, 1967:	Joined Kawaguchiko Seimitsu Co., Ltd.	17,700
		April, 1971:	Joined the Company	
		December, 1994:	General Manager of Sales Division	
		June, 1999:	Director (to date)	
		February, 2001:	General Manager of Sales Headquarters (to date)	
		June, 2001:	President and CEO of C-E (SINGAPORE) PTE. LTD. (to date)	
		June, 2001:	President of C-E (HONG KONG) LTD. (to date)	
		June 2001:	President and CEO of C-E (Deutschland) GmbH (to date)	
		June, 2002:	President and CEO of CECOL, INC. (to date)	
		July, 2004:	President of Citizen Electronics Trading (China) Co., Ltd., Shanghai Office (to date)	

5	Tsuneo Miura (September 20, 1949)	April, 1973: October, 1998: June, 2000: June, 2000: October, 2003:	Joined the Company General Manager of Electronic Products Production Division President and CEO of Timel Co., Ltd (to date) Director (to date) Senior General Manager of Electronic Products Headquarters and in charge of Information System, Production Control Divisions (to date)	5,400
6	Yoshihiro Gohta (August 24, 1951)	April, 1974: October, 1999: June, 2001: October, 2003:	Joined the Company General Manager of Applied Products Production Headquarter Division Director of the Company (to date) Senior General Manager of Applied Products Headquarters and in charge of purchasing, Quality Management Divisions (to date)	10,200
7	Akitomo Kobayashi (March 13, 1951)	April, 1973: April, 1999: March, 2002: March, 2002: June, 2002: June, 2002: June 2002: February, 2003: June, 2004:	Joined the Company General Manager of C-E (HONG KONG) LTD. (to date) President of Premier Precision Ltd. (to date) President of Firstcome Electronics Ltd. (to date) President of XUNKE ELECTRONICS LTD. (to date) Director (to date) In charge of Hong Kong and China (to date) President of Citizen Electronics (Suzhou), Ltd. (to date) President of NING XING ELECTRONICS (NANJING) CO., LTD. (to date)	3,600
8	Takefumi Shirakabe (November 10, 1949)	April, 1963: April, 1998: June, 2003:	Joined the Company General Manager of Accounting Division (to date) Director (to date)	36,600
9	Hisato Hiraishi (September 7, 1950)	April, 1979: June, 2000: February, 2003: June, 2003: June, 2003: June, 2003: September, 2003:	Joined Citizen Watch Co., Ltd. Senior General Manager of Technical Laboratory of the above company Senior General Manager of MHT R&D Division and Senior General Manager of Technical Laboratory of MHT R&D Division of the above company (to date) Director (to date) Director of Citizen Watch Co., Ltd. (to date) General Manager of Tokorozawa Works of the above company (to date) Senior General Manager of Electronic Device Center of the above company (to date)	450

(Notes)

(1) Nominee Akitomo Kobayashi serves concurrently as President of Premier Precision Ltd. There is a contract manufacturing relationship, etc. between the Company and Premier Precision Ltd.

(2) There are no significant conflicts of interest between any other nominees and the Company.
(3) Nominee Hisato Hiraishi fulfills the requirements as external director specified in Article 188, paragraph 2, item 7-2 of the Commercial Code.

[TRANSLATION]



to Kofu
to Tokyo
CHUO FREE WAY
Otsuki I.C.
Fujikyu Line
Kotobuki St.
to Otsuki
Route 139
Convenience store
Tsuru I.C.
Kawaguchiko St.
Kotobuki apt
Citizen Electronics Co., Ltd
Kawaguchiko I.C.
to Nagoya
to Tokyo
TOMEI FREE WAY
Fuji I.C.
Gotenba I.C.